SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                               (Amendment No. 13)*

                    Under the Securities Exchange Act of 1934


                           TITANIUM METALS CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   888339 10 8
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 1, 2002
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Tremont Corporation

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)  [   ]

          (b)  [ X ]

     3    SEC USE ONLY



     4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC and AF

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      38.5%

    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Tremont Group, Inc.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)  [   ]

          (b)  [ X ]

     3    SEC USE ONLY



     4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      38.5%

    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Tremont Holdings, LLC

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)  [   ]

          (b)  [ X ]

     3    SEC USE ONLY



     4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      38.5%

    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      OO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      NL Industries, Inc.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)  [   ]

          (b)  [ X ]

     3    SEC USE ONLY



     4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      New Jersey

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      38.5%

    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Valhi, Inc.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)  [   ]

          (b)  [ X ]

     3    SEC USE ONLY



     4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      38.5%

    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Valhi Group, Inc.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)  [   ]

          (b)  [ X ]

     3    SEC USE ONLY



     4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      38.5%

    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      National City Lines, Inc.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)  [   ]

          (b)  [ X ]

     3    SEC USE ONLY



     4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      38.5%

    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      NOA, Inc.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)  [   ]

          (b)  [ X ]

     3    SEC USE ONLY



     4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      38.5%

    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Dixie Holding Company

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)  [   ]

          (b)  [ X ]

     3    SEC USE ONLY



     4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      38.5%

    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Dixie Rice Agricultural Corporation, Inc.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)  [   ]

          (b)  [ X ]

     3    SEC USE ONLY



     4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      38.5%

    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Southwest Louisiana Land Company, Inc.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)  [   ]

          (b)  [ X ]

     3    SEC USE ONLY



     4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      38.5%

    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Contran Corporation

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)  [   ]

          (b)  [ X ]

     3    SEC USE ONLY



     4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      38.5%

    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Harold Simmons Foundation, Inc.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)  [   ]

          (b)  [ X ]

     3    SEC USE ONLY



     4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      38.5%

    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      The Combined Master Retirement Trust

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)  [   ]

          (b)  [ X ]

     3    SEC USE ONLY



     4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    14,473,405
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     14,473,405

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      14,473,405

    12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      45.4%

    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      EP

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Harold C. Simmons

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

          (a)  [   ]

          (b)  [ X ]

     3    SEC USE ONLY



     4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    14,473,405
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     14,473,405

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      -0-

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)  [ X ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.0%

    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

                                AMENDMENT NO. 13
                                 TO SCHEDULE 13D

     This amended statement on Schedule 13D (collectively, this "Statement") relates to the common stock, $0.01 par value per share (the "Shares"), of Titanium Metals Corporation, a Delaware corporation (the "Company"). Items 2, 3, 4 and 5 of this Statement are hereby amended as set forth below.

Item 2.  Identity and Background.

         Item 2(a) is amended as follows:

     (a) This Statement is filed (i) by Tremont Corporation ("Tremont") and The Combined Master Retirement Trust (the "CMRT") as the direct holders of Shares,
(ii) by virtue of the direct and indirect ownership of securities of Tremont (as described below in this Statement), by Tremont Group, Inc. ("TGI"), Tremont Holdings, LLC ("TRE Holdings"), NL Industries, Inc. ("NL"), Valhi, Inc. ("Valhi"), Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran") and the Harold Simmons Foundation, Inc. (the "Foundation") and (iii) by virtue of his positions with Contran and certain of the other entities (as described in this Statement), by Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     Tremont and the CMRT are the direct holders of approximately 38.5% and 6.9%, respectively, of the 31,866,338 Shares outstanding as of May 10, 2002 based on the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (the "Outstanding Shares"). Tremont may be deemed to control the Company.

     TGI, TRE Holdings and Valhi are the direct holders of approximately 80.0%, 0.1% and 0.1%, respectively, of the outstanding shares of Tremont common stock and together may be deemed to control Tremont. Valhi and TRE Holdings are the direct holders of 80.0% and 20.0%, respectively of the outstanding common stock of TGI and together may be deemed to control TGI. NL is the sole member of TRE Holdings and may be deemed to control TRE Holdings. Valhi and Tremont are the direct holders of approximately 61.7% and 20.9%, respectively, of the outstanding common stock of NL and together may be deemed to control NL. VGI, National, Contran, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 81.4%, 9.5%, 2.1%, 0.5%, 0.4% and 0.1%, respectively, of the common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

     The CMRT directly holds approximately 6.9% of the Outstanding Shares and 0.1% of the outstanding shares of Valhi common stock. Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

     The Foundation directly holds approximately 0.5% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation.

     The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2,
(ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     Valmont Insurance Company ("Valmont") and a subsidiary of NL directly own 1,000,000 shares and 1,186,200 shares, respectively, of Valhi common stock. Valhi is the direct holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Valmont and the subsidiary of NL own as treasury stock for voting purposes and for the purposes of this Statement such shares are not deemed outstanding.

     Mr. Harold C. Simmons is chairman of the board and chief executive officer of TGI, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran. Mr. Simmons is also chairman of the board of NL and a director of Tremont.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

     Harold C. Simmons' spouse is the direct owner of 69,475 shares of NL common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is amended as follows:

     The total amount of funds the CMRT used to acquire the Shares purchased by it as reported in Item 5(c) was $1,687,154.04 (including commissions). Such funds were provided by the CMRT's cash on hand.

Item 4.  Purpose of Transaction

         Item 4 is amended as follows:

         No change except for the addition of the following:

         The CMRT purchased Shares for investment purposes.

     Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran, may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

     Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, the Reporting Persons' tax planning objectives and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons, or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

     As described under Item 2, Harold C. Simmons, through Contran, may be deemed to control the Company.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended as follows:

         No change except for the addition of the following:

     (a) Tremont and the CMRT are the direct beneficial owners of 12,280,005 and 2,193,400 Shares, respectively.

     By virtue of the relationships described under Item 2 of this Statement:

          (1) Tremont, TGI, TRE Holdings, NL, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran and the Foundation may each be deemed to be the beneficial owner of the 12,280,005 Shares (approximately 38.5% of the Outstanding Shares) that Tremont holds directly; and

          (2) The CMRT and Harold C. Simmons may each be deemed to be the beneficial owner of the 14,473,405 Shares (approximately 45.4% of the Outstanding Shares) that Tremont and the CMRT hold directly.

     Mr. Simmons disclaims beneficial ownership of all Shares.

     (b) By virtue of the relationships described in Item 2:

          (1) Tremont, TGI, TRE Holdings, NL, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran and the Foundation may each be deemed to share the power to vote and direct the disposition of the 12,280,005 Shares (approximately 38.5% of the Outstanding Shares) that Tremont holds directly; and

          (2) The CMRT and Harold C. Simmons may each be deemed to share the power to vote and direct the disposition of the 14,473,405 Shares (approximately 45.4% of the Outstanding Shares) that Tremont and the CMRT hold directly.

     (c) The table below sets forth purchases of the Shares by the Reporting Persons subsequent to June 21, 2002, the last reported trade in Amendment No. 12 to this Statement. All of such purchases were effected by the CMRT on the New York Stock Exchange.


                                                         Approximate Price
                                                              Per Share
       Date               Amount of Shares           (exclusive of commissions)
     --------             ----------------           --------------------------

     06/24/02                     90,700                      $3.9532
     06/24/02                      3,000                      $3.9500
     06/25/02                      8,300                      $3.9996
     06/26/02                     18,000                      $3.9528
     06/27/02                     20,400                      $3.9670
     06/27/02                     19,700                      $3.9500
     06/27/02                        300                      $3.9400
     06/28/02                     15,000                      $3.8227
     06/28/02                     93,000                      $3.6388
     07/01/02                     39,000                      $3.8338
     07/02/02                     21,400                      $3.8491
     07/02/02                     10,000                      $3.7500
     07/08/02                      4,700                      $3.7500
     07/09/02                     40,900                      $3.7500
     07/10/02                      7,300                      $3.7500
     07/11/02                     30,800                      $3.7286
     07/12/02                     14,000                      $3.7357

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 15, 2002




                              /s/ Harold C. Simmons
                              --------------------------------
                              Harold C. Simmons
                              Signing in the
                              capacities listed on
                              Schedule "A" attached
                              hereto and
                              incorporated herein by
                              reference.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 15, 2002




                              /s/ J. Landis Martin
                              --------------------------------
                              J. Landis Martin
                              Signing in the
                              capacity listed on
                              Schedule "A" attached
                              hereto and
                              incorporated herein by
                              reference.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 15, 2002




                              /s/ Steven L. Watson
                              --------------------------------
                              Steven L. Watson
                              Signing in the
                              capacities listed on
                              Schedule "A" attached
                              hereto and
                              incorporated herein by
                              reference.

                                   SCHEDULE A


HAROLD C. SIMMONS, in his individual capacity and as trustee for THE COMBINED MASTER RETIREMENT TRUST.


J.  LANDIS  MARTIN,   as  president  and  chief  executive  officer  of  TREMONT
CORPORATION and NL INDUSTRIES, INC. and president of TREMONT HOLDINGS, LLC.


STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
TREMONT GROUP, INC.
VALHI GROUP, INC.
VALHI, INC.



                                   VALHI, INC.
                              THREE LINCOLN CENTRE
                          5430 LBJ FREEWAY, SUITE 1700
                            DALLAS, TEXAS 75240-2697


                                  July 15, 2002


Securities & Exchange Commission                     VIA ELECTRONIC TRANSMISSION
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re: Amendment No. 13 to Schedule 13D for Titanium Metals Corporation (Exchange Act File No. 0-28538)

Ladies and Gentlemen:

     On behalf of Valhi, Inc., electronically transmitted herewith is a filing pursuant to the provisions of the Securities and Exchange Act of 1934, as amended, of the above-referenced Amendment No. 13 to Schedule 13D.

     Copies of the transmission are being sent to Titanium Metals Corporation.

     If you should have any questions regarding this filing, please do not hesitate to call the undersigned at 972.450.4243.

                                        Sincerely,




                                        /s/ A. Andrew R. Louis
                                        A. Andrew R. Louis
                                        Secretary and Associate General Counsel

Enclosure

cc:  Titanium Metals Corporation                            VIA FEDERAL EXPRESS
         Attn:  Robert E. Musgraves
     Bartlit Beck Herman Palenchar & Scott                  VIA FEDERAL EXPRESS
         Attn:  James L. Palenchar